1271 Avenue of the Americas | New York, New York 10020

Blankrome.com

Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	leslie.marlow@blankrome.com

April 7, 2022

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Angelini

Re:	Forza X1, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 17, 2022
File No. 333-261884

Dear Ms. Angelini:

On behalf of our client, Forza X1, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 29, 2022 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 3”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 3 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement No. 3.

Amendment No. 2 to Form S-1

General

1.	We note your revisions in response to prior comment 4. Please tell us what research you performed in assessing your competitive position relative to other electric boat manufacturers.

United States Securities

and Exchange Commission

April 7, 2022

Response: As boating industry professionals and experts, Forza researches and keeps aware of its competition by (i) reviewing trade publications, press releases, and other publicly available information, (ii) obtaining information via internet searches, (iii) attending boat shows and conferences and (iv) conferring with other individuals who possess boating industry knowledge, such as suppliers, vendors and manufacturers.

Business, page 40

2.	Despite your response to prior comment 2, the graphic in question still appears on page 51, unchanged. Please delete or revise this graphic in accordance with our prior comment. We note the sentence on page 53, “Our goal is to have a boat completed, batteries installed and outboard mounted by the end of March 2022.” Please update to reflect actual progress through the end of March, or otherwise revise so that it is not stale before the date of your prospectus. Additionally, please clarify whether this is the initial prototype boat referred to on page 4 and whether testing and additional steps are required before the expected commercial launch in the second quarter of 2023.

Response: The graphic has been deleted and the disclosure has been revised in response to prior comment number 2. In addition, the disclosure has been revised in response to this comment number 2.

3.	We note your response to prior comment 7 and the filing of Exhibit 10.12, which assigns the land contract between Twin Vee and CBL, LLC. Please revise your disclosure to describe the material terms of this contract and additionally file it as an exhibit to your registration statement. Please also revise to clarify when you paid the refundable deposit, the amount of the payment and the source of funds.

Response: The disclosure has been revised in response to comment number 3 and the contract has been filed as an exhibit.

4.	We note your revisions in response to prior comments 5 and 6. Please revise to clarify how Twin Vee intended to use the proceeds from its initial public offering and how it now intends to use those proceeds. Ensure it is clear from your disclosure that the capital you intend to raise is duplicative of the capital Twin Vee raised from its offering. Describe any risks to you and to Twin Vee.

Response: The disclosure has been revised in response to comment number 4. We respectfully submit that the capital Forza intends to raise is not duplicative of the capital Twin Vee raised from its offering for the reasons stated in the Revised Registration Statement No. 3, specifically that Forza intends to use a significant portion of the net proceeds from this offering to build a manufacturing facility dedicated to electric boats.

United States Securities

and Exchange Commission

April 7, 2022

In addition, due to the decrease in Twin Vee stock price subsequent to the Twin Vee IPO, Forza believes that any risk to Twin Vee stockholders and Forza stockholders is reduced by effecting a financing by Forza as a stand-alone, publicly traded entity through this offering, which Forza believes will be more beneficial to Twin Vee’s stockholders than a second public offering or other issuance of Twin Vee common stock. If Forza is able to benefit from a higher valuation as stand-alone entity, Twin Vee shareholders would generally suffer less overall dilution than they would if Twin Vee were to issue additional securities and will benefit from their indirect ownership of Forza at a higher valuation. In addition, we believe Twin Vee stockholders would not suffer dilution in their ownership of Twin Vee common stock in the case of any future issuances of common stock by Forza.

With respect to risks to us, we believe that all risks have been addressed in the Revised Registration Statement No. 3, including the risk that the ultimate use of the proceeds may vary substantially from their currently intended use. With respect to risks to Twin Vee, those have been addressed in the filings that Twin Vee has made with the SEC, including the risk that the ultimate use of the proceeds may vary substantially from their currently intended use.

Executive Compensation, page 79

5.	We note statements that Mr. Yarborough will not be an executive officer following the offering, but that you expect to enter into an employment agreement with Mr. Yarborough. Please revise to reconcile this apparent inconsistency. If you will enter an employment agreement following the offering, please describe the material terms and file this as an exhibit. Revise the reference to separate employment agreements with Ms. Gunnerson and Mr. Yarborough on page 86 for conformity with this section.

Response: The disclosure has been revised in response to comment number 5.

Certain Relationships and Related Party Transactions, page 86

6.	Please reconcile the apparent inconsistencies in your description of the Transition Services Agreement and the provisions thereof. In this regard, we note the following:

●	Disclosure indicates Twin Vee will provide you with certain services at cost, while the agreement refers to cost and a mutually agreed upon fee. Please also quantify this fee.

United States Securities

and Exchange Commission

April 7, 2022

●	Disclosure describes the agreement as relating to “procurement, shipping, receiving, storage and use of Twin Vee’s facility until our new planned facility is completed,” yet these are not among the services listed in Exhibit A of the agreement. Please also clearly disclose the extent to which you will be entitled to utilize Forza’s manufacturing capacity pending completion of your own facilities.

Response: The Transition Services Agreement has been revised and re-filed as an exhibit to the Revised Registration Statement No. 3. Additionally, the disclosure has been revised in response to comment number 6.

* * *

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Patrick Egan at (212) 885-5346.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	Joseph Visconti
Chief Executive Officer, Forza X1, Inc.